Scoop Media, Inc.

2187 Preville St.

Lasalle, QC, Canada H8N 1N4

January 5, 2012

Securities and Exchange Commission, Division of Finance
Attn: Larry Spirgel

100 F Street N.E

Washington, D.C. 20549

Re:

Scoop Media, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

Filed October 28, 2011

File No. 333-177592

Dear Mr. Riedler:

We are in receipt of your comment letter dated September 27, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Registration Statement Cover Page

1.

Please check the box which indicates that you are offering securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

RESPONSE:

We have revised the cover page of our Registration Statement to check off the box that indicates we are offering securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Prospectus Cover Page

2.

Based upon the company’s nominal assets and lack of operations, the company is considered a shell company. Prominently identify the company as a shell company here and throughout the prospectus and caution investors as to the highly illiquid nature of an investment in the company’s shares. Throughout the prospectus, discuss the restrictions imposed on shell companies, including the unavailability of Rule 144 for resales of restricted securities.

RESPONSE:

We do not believe that we are a shell company, as defined in Rule 12b-2 of the Securities Exchange Act of 1934. We consider ourselves a startup company as we have commenced operations and developed an e-commerce concept.  Our directors have invested a significant amount of hours researching and analyzing both online dating sites as well as websites that provide reviews and information on online dating sites.  We have compiled a database listing over 100 online dating sites and their basic features, benefits, target market focus and pricing.  We intend to use this as the basis of our information and review service.

We have also compiled a database listing over 25 dating review websites that operate within the general market in which we will compete.  We have compiled a list of the features and benefits offered by these dating review sites.  Based on this research, we have developed a basic site map of the website we intend to develop.

We expect that these two lines of research and the resulting data they have provided will be key in working with the website developers we ultimately contract to maximize the efficiency of the development process.  We have also begun researching potential website developers and have compiled a list of 10 developers from whom we intend to solicit quotes after we complete the contemplated offering.

Our e-commerce concept is to develop an information-rich, user-friendly website, providing a list, summary information and reviews of online dating sites.  Our concept plans to generate revenue via advertising and potentially web traffic referral revenue.

3.

We note that there is no minimum amount of shares that must be sold by the company. Please clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

•

Has not received enough proceeds from the offering to begin operations; and

•

Has no market for its shares.

RESPONSE:	We have revised the Prospectus Cover Page to include the above noted disclosure.

4.

Please disclose the amount of proceeds that the company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold.

RESPONSE:	We have included a table on the Prospectus Cover Page to disclose the amount of proceeds that we may receive if 25%, 25%, 50%, 75% and 100% of the shares being offered are sold.

5.

Please disclose the duration of the offering, including any extension periods.

RESPONSE:

We have included disclosure to explain that the offering will terminate 180 days after this registration statement is declared effective by the Securities and Exchange Commission. However, we may extend the offering for up to 90 days following the 180 day offering period.

Summary Information, page 5

6.

Disclose why the company is conducting an offering and becoming a reporting company at this time in light of the following:

•

The company was only recently incorporated and has no business operations;

•

The company’s success depends on its two officers and directors, but the company’s officers and directors:

o

have no experience in the company’s proposed business operations;

o

have no experience in running a public company that is a reporting company with the Securities and Exchange Commission; and

o

devote only part of their time to the company;

•

The offering may raise minimal funds that would be insufficient to begin business operations, pay for the costs of the offering and meet the costs of being a reporting company;

•

The company’s common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company’s ability raise funds through equity financings or to use its shares as consideration;

•

The company’s common stock will likely be a penny stock.

On the other hand, we note that you had $47,421 in cash on your balance sheet as of August 31, 2011 and your belief that only $25,000 (25% of the amount of the offering) would allow you to operate your business for at least one year by implementing a working website and commencing an advertising program.

RESPONSE:	We have included the above noted disclosure in the Summary Information section in the Registration Statement.

7.

Disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, the company’s officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. We note your statements on page 21 that, “As of the date of this registration statement, the current funds available to the Company will not be sufficient to continue to maintain a reporting status past 12 months…Management believes if the Company cannot maintain its reporting status with the SEC it will have to cease all efforts directed towards the Company.”

RESPONSE:

The Company does not believe that it is a blank check company because we have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. In addition, the company, the company’s officers and directors or any affiliates do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

8.

Revise your summary disclosure, including the summary of the offering, to reflect the potential sale of varying amounts of the total amount of shares being offered. Disclose the minimum amount of proceeds you need to have an operating business and to meet your reporting requirements.

RESPONSE:

We have included a table on the Prospectus Cover Page to disclose the amount of proceeds that we may receive if 25%, 25%, 50%, 75% and 100% of the shares being offered are sold. We have also included a disclosure regarding the minimum amount of proceeds we need to have an operating business as well as to meet our reporting requirements.

9.

Explain how you “reserved the domain name www.thedatescoop.com.” If material, disclose what rights you do and do not enjoy with respect to that domain name.

RESPONSE:	We have revised our disclosure to explain that we reserved the domain name www.thedatescoop.com through the GoDaddy service.

Risk Factors, page 7

10.

Revise the introductory language to make clear that all known material risks are discussed, as opposed to “the most significant material risks.”

RESPONSE:	We have revised our Registration Statement to include the above noted disclosure.

Risks Related to Investing in Our Company, page 10

All of our assets and all of our directors and officers are outside of the United States…, page 10

11.

Please identify where all of your assets are located and the citizenship and residence of your officers and directors. Revise the risk factor to specifically address the enforceability of the civil liabilities provisions of the U.S. securities laws in those locations.

RESPONSE:	We have revised our Registration Statement to include the above noted disclosure.

We may face liability for information displayed on or accessible via our website…, page 11

12.

Clarify how you may be subject to liability “based on statements made and actions taken as a result of participation in restaurant reviews and listings by [your] registered users.” We note that your business plan contemplates operation as a dating website information provider. Further clarify to what third-party websites you intend to provide links and how doing so might subject you to intellectual property related claims.

RESPONSE:	We have revised our Registration Statement to include the above noted disclosure.

Any intellectual property rights we develop will be valuable…, page 12

13.

Revise to state that intellectual property rights you develop may be valuable, as opposed to will be valuable. Here and under “Intellectual Property” on page 19 describe what intellectual property you intend to pursue trademark or copyright protection for.

RESPONSE:	We have revised our Registration Statement to include the above noted disclosure.

We will rely on an outside firm to host our servers…, page 13

14.

Disclose whether you have an agreement with a third party provider to provide hosting facilities. If not, asses your ability to reach an agreement.

RESPONSE:	We have revised our Registration Statement to include the above noted disclosure.

Plan Of Distribution, page 14

15.

Please disclose, if true, that Messrs. Khan and Lee are relying on Rule 3a4-1 of the Securities Act of 1934 to offer the company’s shares without registering as brokers. In your response letter, explain how they meet the conditions of Rule 3a4-1.

RESPONSE:

Messrs. Khan and Lee are relying on Rule 3a4-1 of the Securities Act of 1934 to offer the company’s shares without registering as brokers. Messrs. Khan and Lee are able to rely on Rule 3a4-1 of the Securities Act of 1934 due to the fact that both are: (a) not be subject to statutory disqualification pursuant to section 3(a)(39) of the Securities Act of 1933 (see attached); (b) are not compensated in connection with their participation by the payment of commissions or other payments based either directly or indirectly on the offering; (c) are not an associated person of a broker dealer; and both primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and both are not brokers or dealers, or have been a broker or dealer, within the preceding 12 months; and both do not participate in selling an offering of securities for any issuer more than once every 12 months.

16.

Please explain your reference on page 15 to your officers and directors attempting to sell Units.

RESPONSE:	We have deleted the reference to “Units” in the Registration Statement.

17.

Disclose the “other legal means of promoting the sale of shares of [your] common stock” that you intend to explore once you are a reporting company.

RESPONSE:

We have revised our disclosure to explain that, upon being declared publicly reporting and upon completion of this Offering, we may consult with financial advisors to explore additional means of raising capital, including potentially by selling additional shares.

Information With Respect To The Registrant

Description Of Business

18.

We note that the success of this offering will bear directly on the scope and timing of planned operations. For example, on page 17 you state “[t]he scope of the first version of our website will primarily be determined by the success of this offering.” As another example, on page 19 you state “[s]pecific allocation of marketing funds will occur based on the success of this offering.” For each of the contemplated operations or activities elaborate as to how the sale of varying levels of the shares offered will affect that operation or activity. For example, under “Content” you should disclose at what sales level you would be able to hire editorial staff as opposed to just employees devoted to data entry.

RESPONSE:	We have revised our Registration Statement to include the above noted disclosure.

Business Development, page 17

19.

Revise to explain the material terms of your anticipated relationship with Google’s AdSense program. Specifically, disclose whether you or Google would be responsible for procuring advertising, elaborate with regard to the services provided by Google, disclose what fees are associated with those services and clarify whether and how advertising revenue is split. Make clear whether Google may decide not to provide the contemplated services. If there is a criterion for participating in the program discuss whether you meet that criterion.

RESPONSE:	We have revised our Registration Statement to include the above noted disclosure.

Market Opportunity, page 17

20.

Please note that you are responsible for the veracity of all information contained in the prospectus. Consider removing the data for which you rely upon Wikipedia. In the alternative, explain who provided the data, when it was provided and the basis for your belief that the data is accurate.

RESPONSE:	We have revised our Registration Statement to remove the data for which we rely upon Wikipedia.

Competitive Advantages, page 18

21.

You characterize anticipated traits and features of your website and plans for your business as competitive advantages. Because you have yet to develop your website and given the fluid nature of the industry you intend to compete in, that characterization seems inappropriate. Either remove this discussion or state with specificity the basis for each of management’s beliefs. Any added justification should address the fact that anticipated competitors will continue to advance their sites while you develop yours, thus presenting a moving target for comparison.

RESPONSE:	We have revised our Registration Statement to remove the “Competitive Advantages” disclosure.

Marketing, page 18

22.

You state that “[m]uch of [your] initial marketing efforts will focus on getting [your] website ranked as highly as possible in the major search engines.” Further, under “Use of Proceeds” on page 14 you list marketing, advertising and search engine optimization as a category of expense. Revise to discuss intended marketing efforts outside of search engine optimization.

RESPONSE:

During the first year of our contemplated operations, we will focus our attention exclusively on search engine optimization, and getting our ranked as highly as possible in the major search engines. As such, we have revised our disclosure in our chart located on page 14 and page 20 of the Registration Statement to reflect that our sole marketing efforts during our first year of contemplated operations will focus on search engine optimization.

23.

Disclose whether your employees, Awais Kahn and Richard Lee, are capable of implementing the search engine optimization techniques described. If not, revise to state that you will be dependent upon an SEO company or on independent contractors to perform those techniques.

RESPONSE:	We have revised our Registration Statement to include the above noted disclosure.

Employees and Employment Agreements, page 19

24.

We note the statement “[o]nce the Company launches its Internet website, it may hire a full time website operations manager and content manager.” Disclose who will complete the tasks a website operations manager or content manager would otherwise be responsible for, should you choose not to hire an additional employee.

RESPONSE:	We have revised our Registration Statement to include the above noted disclosure.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations,

Plan of Operations, page 20

25.

Quantify what constitutes “enough funds” to set your business plan in motion. Disclose the expected expense of each step discussed and for each such step explain how varying levels of shares sold in this offering (e.g. 0%, 25%, 50%, 75% and 100% of the shares offered) will or will not affect the timing and general manner of accomplishment. Make clear whether you anticipate using all proceeds from this offering over the 12 month period after completion thereof.

RESPONSE:	We have revised our Registration Statement to include the above noted disclosure.

Capital Resources and Liquidity, page 20

26.

You state that “[n]o substantial revenues are anticipated until [you] have completed the financing from this offering and implemented [your] plan of operations.” Describe from where you anticipate deriving even nominal revenues prior to commencement of operations or revise to state that you will derive no revenues during this period.

RESPONSE:

We have revised our Registration Statement to explain that we do not expect to derive even nominal revenues until we have completed the financing from this offering and implemented our plan of operations.

27.

Disclose under what circumstances and when you would undertake “subsequent private placements.” Further, clarify when you expect to generate sales revenue.

RESPONSE:	We have revised our Registration Statement to include the above noted disclosure.

Directors, Executive Officers, Promoters And Control Persons, page 22

28.

Please note that Item 401(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Please confirm in your response letter that no disclosure was required under Item 401(f) for your executive officers and directors.

RESPONSE:	We have revised our Registration Statement to include the above noted disclosure pursuant to Item 401(f) of Regulation S-K.

Part II – Information Not Required In The Prospectus, page II-1

Exhibits And Financial Statement Schedules, page II-2

29.

The amending provision in the Certificate of Amendment (Exhibit 3.2) reads “[a]mend Article 2 to state: 100,000,000 preferred shares with $.001 par value & 200,000,000 shares with $.001 par value.” We note, however, that Article 2 of your Articles of Incorporation (Exhibit 3.1) reflects your registered agent for service of process, whereas, Article 3 reflects authorized stock. Tell us whether and how the above affects your current authorized stock. Revise your disclosure as necessary.

RESPONSE:

We have amended our Articles of Incorporation by filing a Certificate of Amendment with the Secretary of State of Nevada. As such, our Certificate of Amendment appropriately reflects that we have amended Article 3 to state 100,000,000 preferred shares with $.001 par value & 200,000,000 shares with $.001 par value.” We have filed the Certificate of Amendment as Exhibit 3.2 to the Registration Statement.

30.

We note that counsel has opined in Exhibit 5.1 that the shares to be sold by the company “have been duly authorized and are legally issued, fully paid and non-assessable.” As it appears that the shares have not yet been issued, please have counsel revise its opinion accordingly.

RESPONSE:	Our counsel has amended its opinion to reflect that, upon the issuance of the shares, the shares will be duly authorized and legally issued, fully paid and non-assessable.

Undertakings, page II-2

31.

Revise to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

RESPONSE:	We have revised the Undertakings disclosure in our Registration Statement to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Awais Khan
Awais Khan President and Chief Executive Officer